

July 26, 2012

Via E-mail
Mr. Jeffrey Park
Chief Financial Officer and Executive Vice President, Finance
SXC Health Solutions Corp.
2441 Warrenville Road, Suite 610
Lisle, IL 60532-3642

Re: SXC Health Solutions Corp.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 24, 2012
File No. 000-52073

Dear Mr. Park:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe that a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
4. Business Combinations, page 56

1. Please provide us proposed revised disclosure to be included in future filings that remove all references to "the purchase price allocation" in the filing. Under ASC 805, assets acquired and liabilities assumed are generally recorded at their fair values. The determination of a purchase price and its allocation to the identified net assets acquired was a construct of the purchase method under SFAS 141.

14. Commitments and Contingencies
(b) Contingencies, page 68

2. Please provide us proposed revised disclosure to be included in future filings that provides the reasonable range of possible loss or an explicit statement that such an

estimate cannot be made for the contingencies disclosed. Also, please explain to us why the use of the term "reserve" is appropriate in your disclosure regarding losses that are probable and reasonably estimable. Refer to ASC 450-20-50.

Item 15. Exhibits and Financial Statement Schedules

3. We note your disclosure that HealthSpring, Inc. accounted for 40% of total revenue in 2011 and 46% of total revenue for the first quarter of 2012. As your agreement with HealthSpring appears to represent an agreement upon which you are substantially dependent, please file the agreement as an exhibit pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. In the alternative, please provide a legal analysis as to why you do not believe that your agreement with HealthSpring is required to be filed as an exhibit.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Don Abbott, Senior Staff Accountant, at (202) 551-3608, if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Karen Ubell, Staff Attorney, at (202) 551-3873 or Bryan Pitko, Staff Attorney, at (202) 551-3203 with questions regarding comment three. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant